

Mail Stop 4628

July 1, 2016

Via E-mail
Mr. Bongani Nqwababa
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue
Rosebank 2196, South Africa

> **Re:** **Sasol Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2015**
> **Response Dated June 7, 2016**
> **File No. 1-31615**

Dear Mr. Nqwababa:

We have reviewed your June 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2016 letter.

Form 20-F for the Fiscal Year Ended June 30, 2015

Supplemental Oil and Gas Information (Unaudited), page G-1

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page G-9

1. To further our understanding of your response to our prior comment eight, please provide us with the cost figures relating to the transportation capacity reservation and asset retirement costs in Canada and the drilling rig and FPSO contract termination costs, current well activity costs and asset retirement costs in Gabon.

As part of your response, please clarify each cost as either a future production or development cost, whether each cost is discretionary or subject to an existing contractual obligation, and tell us the timing of each cost relative to the producing life of the underlying properties, e.g. the cost is incurred prior to, during or after cessation of production.

Also provide us with a narrative explaining the nature of the activities related to each cost and the extent that each cost is necessary for the development and production of the underlying proved reserves.

Exhibit 99.1 Consolidated Annual Financial Statements

Note 38, Remeasurement Items Affecting Profit From Operations, page 89

Main Assumptions Used for Value-In-Use Calculations, page 91

2.   For each of the three forecasts used to develop your crude oil price assumptions, tell us the specific time periods covered by the forecast and the specific forecast prices for each of those periods. Provide similar information for each of the four forecasts used to develop your natural gas price assumptions.

3.   Explain to us in greater detail the reasons why you believe it is appropriate to incorporate natural gas price forecasts from McDaniel in developing your natural gas price assumptions. Additionally, explain, in reasonable detail, how you determined the relative weighting between the four different natural gas price forecasts.

4.   Explain to us, in reasonable detail, how the pricing forecasts described in your response were used to develop the disclosed long-term average crude oil and natural gas assumptions. As part of your response, tell us the number of years covered by the cash flow projections underlying your value-in-use calculations, how the price assumption for each year was determined and, beginning with the most recent year in your projections, the specific crude oil and natural gas prices used for each year in your projections.

5.   Regarding the disclosed long-term average rand/US$ exchange rate, address the following:

    •   Explain to us how the impact of the exchange rate was reflected in the cash flow projections underlying your value-in-use calculations;

    •   Tell us how the long-term average exchange rate was determined; and,

    •   Beginning with the most recent year in your cash flow projections, tell us the specific exchange rate used for each year in your projections.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources